EXHIBIT 99.4

BetterLife Announces Stock Option Grant

VANCOUVER, British Columbia, February 23, 2026 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biopharmaceutical company focused on development of BETR-001, its proprietary non-hallucinogenic derivative of lysergic acid diethylamide (“LSD”) for the treatment of neurological disorders, today announced that it has granted an aggregate of 6,050,000 options to purchase Common Shares (“Options”) to its directors, officers and employees. Each Option is exercisable upon vesting to acquire one common share of the Company at a price of $0.055 per share for a period of five years, with the Options vesting in four equal tranches on the date of grant, and 6, 12 and 18-month anniversaries of the date of grant.

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing BETR-001 to treat various neurological disorders. BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non-controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of various neurological disorders, until around 2042.

BetterLife also owns a drug candidate for the treatment of viral infections and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

Contact

Ahmad Doroudian, Chief Executive Officer

Email: Ahmad.Doroudian@blifepharma.com

Phone: 1-604-221-0595

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.